Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Alpha Natural Resources, Inc.

Exchange Act File Number of
Subject Company: 1-32423

On July 29, 2008, Alpha Natural Resources, Inc. (“Alpha”) held a conference call to discuss its second quarter 2008 resutls.  You can obtain copies of public filings referenced in the following transcript by requesting them in writing or by telephone from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, VA 24212, telephone (276) 619-4410 or Cleveland-Cliffs Inc., 1100 Superior Avenue, Cleveland, OH 44114, telephone (216) 694-5700.

Forward Looking Statements

This news release includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Alpha’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Alpha’s control. The following factors are among those that may cause actual results to differ materially from our forward-looking statements: market demand for coal, electricity and steel; future global economic, capital market or political conditions; weather conditions or catastrophic weather-related damage; our production capabilities; the consummation of financing, acquisition or disposition transactions and the effect thereof on our business; our ability to successfully integrate acquired or developed operations with our existing operations and implement our business plans for these new operations; our plans and objectives for future operations and expansion or consolidation; our relationships with, and other conditions affecting, our customers; timing of changes in customer coal inventories; changes in, renewal of and acquiring new long-term coal supply arrangements; inherent risks of coal mining beyond our control; environmental laws, including those directly affecting our coal mining and production, and those affecting our customers' coal usage; competition in coal markets; railroad, barge, truck and other transportation availability, performance and costs; the geological characteristics of Central and Northern Appalachian coal reserves; availability of mining and processing equipment and parts; our assumptions concerning economically recoverable coal reserve estimates; our ability to obtain or maintain any necessary permits or rights; availability of skilled employees and other employee workforce factors; regulatory and court decisions; future legislation and changes in regulations, governmental policies or taxes; unfavorable government interventions in, or nationalization of, foreign investments; changes in postretirement benefit obligations; our liquidity, results of operations and financial condition; decline in coal prices; derivative contracts not accounted for as a hedge that are marked to market; indemnification of certain obligations not being met; continued funding of the road construction business and related costs; disruption in coal supplies; ; restrictive covenants in our credit facility indenture governing our convertible notes; sales of additional shares of our common stock; future conversions of any of the convertible notes; provisions in our certificate of incorporation and bylaws and the indenture for our convertible notes may discourage a takeover attempt even if doing so might be beneficial to our stockholders; certain terms of our convertible notes may adversely impact our liquidity; and our reported interest expense may increase due to a proposed accounting change for cash settled convertible debt instruments like our convertible notes; the risk that the businesses of Alpha and Cleveland-Cliffs will not be integrated successfully pursuant to the previously announced proposed merger; the risk that the cost savings and any other synergies from the proposed transaction with Cleveland-Cliffs may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction with Cleveland-Cliffs making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain government approvals of the proposed transaction with Cleveland-Cliffs on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of Cleveland-Cliffs and Alpha; and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement between Cleveland-Cliffs and Alpha. These and other risks and uncertainties are discussed in greater detail in Alpha’s Annual Report on Form 10-K and other documents filed with the Securities and Exchange Commission. Forward-looking statements in this news release or elsewhere speak only as of the date made. New uncertainties and risks come up from time to time, and it is impossible for Alpha to predict these events or how they may affect the company. Alpha has no duty to, and does not intend to, update or revise the forward-looking statements in this news release after the date it is issued.  In light of these risks and uncertainties, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this news release may not occur.

Additional Information on the Proposed Transaction with Cleveland-Cliffs and Where to Find It

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC.  ALPHA AND CLEVELAND-CLIFFS SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY  STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final joint proxy statement/prospectus will be mailed to shareholders of Alpha and Cleveland-Cliffs shareholders.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, attention: Investor Relations, or call (276) 619-4410 or from Cleveland-Cliffs Inc, Investor Relations, 1100 Superior Avenue, Cleveland, Ohio 44114-2544, or call (216) 694-5700.

Participants In Solicitation

Alpha and Cleveland-Cliffs and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger.  Information concerning Alpha’ participants is set forth in the proxy statement, dated April 2, 2008, for Alpha’s 2008 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Information concerning Cleveland-Cliffs’ participants is set forth in the proxy statement dated March 26, 2008, for Cleveland-Cliffs’ 2008 annual meeting of shareholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of participants of Alpha and Cleveland-Cliffs in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Ted Pile
Welcome, everyone, and thank you for participating in Alpha Natural Resources’ second-quarter 2008 earnings call this morning. As always, we appreciate your interest in our company. We’ll start this morning’s call with prepared remarks from our Chairman and CEO, Mike Quillen, and from our President, Kevin Crutchfield. We’ll follow with Q&A with Mike, Kevin and our Chief Financial Officer, Dave Stuebe.

During this call and webcast Alpha management will make some forward-looking statements.  Actual results may differ materially from these statements and these statements should be considered in the context of the risk factors contained in the press release we issued this morning and which is posted on our website and in our Form 10-K and other SEC filings which you can also access through the investor relations section of Alpha’s website.

As a reminder, a replay of this call will be available several ways, either by telephone with the number and access code appearing in this morning’s earnings release, or by logging on to our website at www.AlphaNR.com and also as a podcast available in the IR section of our website as well. I’ll turn it over to Mike now.

Mike Quillen
Thanks, Ted. As always we’ll start with safety and it’s not an easy discussion this quarter because of an accident that took a life at AMFIRE’s Nolo underground mine in Pennsylvania on July 11th. Experienced foreman, Bill Pardee, was preparing to move a feeder to a conveyor while its electrical cable had apparently fallen across the tram lever which caused the feeder to move when it started and trapped him against the coal rig.

Bill leaves behind a wife, a daughter and many friends and our deepest thoughts and condolences continue to remain with them as they have since the accident. This happened at a mine that was recognized last year with a notable safety award and which had excellent safety performance and a very low inspection citation rate so far this year. This shows that we can never let our guard down. We are not gong to lose our diligence or priority on safety and this is a grim reminder of where we continue to put our focus.

Prior to this incident our 58 mines and 11 preparation plants had upheld their ongoing record of continuous improvement in safety with injury and loss time rates that continue to be well below last year and substantially better in fact, 46% better, than the industrywide benchmark.

Moving on, I trust most of you have had the opportunity to sift through the press release we issued this morning. The three months ending June 30th were a new milestone in Alpha’s history with a record high set for everything from coal revenue to per-share earnings to EBITDA. But the real story behind those numbers is what makes Alpha unique and that’s the ability of our people to react swiftly and meaningfully to dynamic shifts in demand, especially in the international spot market, but also domestically.

We are certainly optimistic about the future, but equally impressed with how the Alpha folks from our mines to our blending and optimization operation were responding in real time. We saw that in the first quarter we stepped it up in the second quarter with metallurgical sales comprising 44% of our total sales volumes. I believe that’s a new high as well for any one quarter.

What’s especially noteworthy is that we came into 2008 with relatively little planned met production that had not already been committed. But by augmenting Alpha production with coal purchases and applying our blending and optimization expertise our team continues to produce met coal for spot tenders. In fact, we still have nearly 400,000 tons of met coal left for spot opportunities this year with current market prices now substantially north of $300 a metric ton at the port.

In the second quarter in total we landed 3,000,000 tons of met commitments that began shipping in the second quarter and stretched through the first half of 2009 at an average weighted price between $300 and $305 a metric ton at the port. That’s about $250 net back to the mine short ton. Also as mentioned in our news release this morning, we settled bout 2.7 million tons of thermal coal for delivery this year and next at a weighted average price of over $102 a ton.

These are the primary reasons why our EBITDA target for this year is in the range it is which is $490 million to $540 million approximately 30 million tons of sales. Even at the bottom end of this range that’s towards double our EBITDA last year.

As we contract our remaining 10 million tons of captive met production planned for 2009 we see the market remaining very strong for hard coking coal next year. We not only expect prices to hold up, but also perhaps yield some upside in line with trends in several recent spot market transactions. Any unexpected disruptions to coal supply such as an adverse ruling on the Chamber’s valley fill appeal, or weather conditions such as those seen in Australia the beginning of this year could propel prices even higher next year.

Even this morning we saw reports from both China and Indonesia citing critical shortages – coal shortages of a critical nature. For 2009 we expect EBITDA in the range of $1.7 billion to $2.1 billion which will be about equal to our revenue number from last year. I’m going to turn it over to Kevin now and will come back to wrap up the call with some comments about our planned merger with the Cleveland-Cliffs organization.

Kevin Crutchfield
Thanks, Mike. On the operations side we had a solid second quarter. Production was up from last year in both our surface minds and in our company deep minds by a combined total of about 300,000 tons or more than 4%. Overall produced and processed tons were flat though because contract production and plant level purchases trailed last year.

Purchased coal volumes were quite high at 1.5 million tons versus 870,000 tons in the second quarter last year as we maximized our blending operations to service the active spot market for metallurgical coal which paid off handsomely on our income statement. As you saw in this morning’s news release, we experienced continuing cost pressures in the most recent quarter, although we still successfully pushed our unit margins up by 130% to almost $22 a ton, far and away their best level ever.

Three components accounted for the lion’s share of the unit cost differential from last year and also from the first quarter of this year – escalating steel and diesel fuel expenses combined with the costs we incurred in this second quarter from boosting employee incentives and our recognition and retention program accounted for almost two thirds of the sequential increase in Alpha’s mine costs and more than half the increase from the second quarter of last year. Also we had the impact of sales-related cost, royalty payments and coal severance taxes that rise as price realizations rise.

We believe the trends in diesel and others supply costs are going to moderate. At the end of June we had hedge positions in place for close to 70% of our remaining diesel fuel needs for the balance of 2008 with about 35% of our anticipated needs now hedged for 2009. And rack prices have been falling recently to around $3.60 per gallon. Also we’ve locked in our base steel roof control pricing for the balance of this year.

The initial implementation cost of our employee incentive and retention program are mostly behind us too. This program was our way of showing our people how much we value their contribution and loyalty to Alpha and recognize the vital role that they have in creating value for you, our shareholders. The program has also helped curb turnover which is what we had hoped.

So we feel better about cost pressures moderating in the second half of this year. For 2008 as a whole we think our per ton cost for produced and processed coal will be in the range of $56 to $57 as compared with $54.65 year to date. We also believe purchased coal unit cost will, for the full year, probably be $4 or $5 higher than they were in the second quarter.

We’re now halfway through 2008 having produced $105 million in free cash flow which consists of $179 million of cash from operations less CapEx of $74 million. We’ve got very strong prospects ahead of us including, as you know, an exciting combination of forces with Cleveland-Cliffs. Mike has a few comments to make about this.

Mike Quillen
Thanks, Kevin. We’ve had the opportunity to talk with many of our investors both on the road and in telephone discussions since our joint announcement with Cleveland-Cliffs two weeks ago. We listened and we truly appreciate the feedback and comments. The number one question most people have is – is this a good deal for Alpha and its shareholders?

First, Alpha management and the Board of Directors firmly believe that it is or neither of us would have endorsed it. We have run through many, many different analyses and scenarios to reach that conclusion and considered a number of other potential deals, as you’ll be able to see for yourselves when the proxy is filed.

Second, this makes strategic sense because it combines two market leaders and businesses that closely parallel one another, met coal and iron ore. Not only is it a still raw material story, it’s a growth story. Alpha will have a much enlarged platform to continue our growth in combination with Cleveland-Cliffs and our appetite has consolidated the coal industry has not changed.

We expect to come out of this merger with a very strong cash flow profile in aggregate and a solid balance sheet with significant capacity to continue to execute on our strategic plan with a pro forma leverage ratio of about one times debt to EBITDA in 2008. We and our Board reviewed a number of strategic opportunities and options to build shareholder value. The merger with Cleveland-Cliffs is attractive because it enables shareholders to gain a significant stake in the future success of a leading diversified mining and natural resource company in addition to getting an immediate premium in cash when the merger is consummated.

We’ll be happy to take your questions now and, because of the transaction process we’re involved in and the communication restraints we have to abide by, we will take questions relative to our financial performance and outlook, but we are limited in what we can say about the merger agreement with Cleveland-Cliffs until the proxies are filed. Operator?

Operator	Shneur Gershuni, UBS.

Shneur Gershuni	Good morning, guys. I guess I’m going to leave the Cleveland-Cliffs questions to another Q&A --.

Mike Quillen	Operator?

Operator                                It looks like we’ve lost him, Pearce Hammond.

Pearce Hammond                Great, great results, guys.

Mike Quillen                        3,700 people get the credit for that, Pearce.

Pearce Hammond	A couple of questions. First, Chambers, can you provide an update there? You mentioned Chambers earlier and then how are you seeing permitting unfolding in Central Appalachia?

Mike Quillen
There’s really nothing new to report on Chambers. Where we are as industry, it’s anticipated that that case will be heard in the fall. The Fourth Circuit Court of Appeals has not issued a date when they actually will start hearing that. In fact maybe this morning another case may have gotten in front of it.

But we expect that we will hear something out this fall. We expect that it will be overturned. What our hope is, is that there’s clarity in the decision so the industry can move forward and not be back in this process again because we’ve been down this path a few times. However, there’s certainly a probability out there that there will not be a definitive answer and there will be additional lawsuits filed by environmental groups for that Chamber’s decision.

We continue to monitor how that would affect our mining going forward. And as we’ve said previously, it’s not something that’s going to eliminate a whole lot of tons, but it is going to increase the cost of mining on our surface mine primarily due to having to haul our overburdened further distances than from the valley fills that we may anticipate today. But really nothing new as far as timing; it’s still anticipated to be out this fall.

Pearce Hammond	And then with the jump in cash costs across the industry, where would you peg the marginal steam ton cash cost mine in Central Appalachia, what would that number be? Would it be $65 a ton, $70 a ton?

Mike Quillen
Of course, it’s going to depend a little bit, on where you’re located; two, what the quality is in terms of Btu and sulfur. But what we’ve seen, it’s really given us a lot of confidence for the baseload business in the United States being thermal of 1 million tons in what we’ve seen almost a doubling in the price of steam coal in the last six months or so. So there’s now an attractive margin on the steam side that really we haven’t as an industry been able to enjoy over the last several years. It’s basically been make money off of met coal and not make an adequate return on your investment on steam.

Again, you’d still probably, as what we see the prices gong forward, be able to get a margin even at those numbers. So there’s not going to be a lot of current tons eliminated because of pricing and we don’t’ see that number coming off in the foreseeable future, particularly being from now through the end of ‘09. I think you’re still going to see tons going there; for a variety of reasons we don’t see a whole lot of production increase coming on and that’s primarily labor related.

But we’re beginning to see, and I’m sure other companies will discuss this, a drop off in the delivery dates on mining equipment both surface mine and underground. We’ve seeing extension on underground miners out an additional four months form where they were.  We’re seeing for example Cat haulage trucks, 240 ton trucks being very limited in availability over the next 18 months.

A lot of that stuff is going offshore because of the US dollar and the activity offshore. So we really don’t see any significant increase in production, but at those prices I think you can still put play into steam and make a margin.

Pearce Hammond                 Thank you very much.

Operator                                Shneur Gershuni.

Shneur Gershuni
I don’t know what happened there before. I guess I just wanted to ask a couple quick questions. I won’t touch the Cliffs question. But just looking at your captive met production, with respect to your production this year and with respect to your production next year and so forth, I guess one of the first assumptions I’d like to make is can I assume that basically everything you have on the purchase ton side is for met coal?

Mike Quillen
No, that wouldn’t exactly be accurate. What we do – we certainly do buy some met coal, we buy some marginal met coal. And because of the high quality of our hard coking coal can carry some – maybe some coal that wouldn’t necessarily make it on standalone. But we also will purchase steam coal to put against existing steam commitments and free up particularly our highball coals in Southern West Virginia and in Virginia that have coking characteristics themselves and we can wash them a little bit harder and put them in the metallurgical business. So I don’t have a breakdown, and actually that’s really a moving target how we do that. But at least a significant percentage of that would also be steam.

Shneur Gershuni
Okay, And then if I kind of look at where you’re at right now, your met coal run rate for this year on a production basis, should we be thinking of it that you’re basically producing 3.3 million tons of met coal because you’re substituting some steam from the other side and therefore you’re running at a 12 million ton pace right now? Or are you running at less than that level?

Mike Quillen
Our company mines in a process – in other words, what our contractors bring in are gong to be around that 11 million or 12 million ton just standalone. So really – there’s some offset to that, but a lot of times we are extending that out a little bit. The majority of that’s going to be company tons. I don’t have that right in front of me as far as breakdown, but –.

The other thing we do is there are some, certainly, producers out there that if you’re not doing – and I’m making up a number – but if you’re not doing 2 million plus tons in the export market it’s very difficult to address all of the different – well, you could go through a broker, but again, we’re servicing 17 countries, we have agents around the world, we have an experienced met (inaudible).

If you’re only selling say a half million tons, it’s an opportunity for us and the other producers to acquire those tones and put them into the metallurgical market. But overall the vast majority of the tons that are going met right now are our company controlled tons.

Shneur Gershuni
Okay.  I notice that your production guidance for next year is a bit higher and so forth.  It kind of looks like the current trend run rate. Is there some new production you’re bringing online or are you improving your productivity in some areas to create some more production now? And also, are you shifting as much steam as possible from the uncontracted that has high vol characteristics into that market as well, too?

Kevin Crutchfield
This is Kevin. What’s gong on with the volume surge next year is we’ve got a couple of different things happening. We’ve got a couple of surface mines that are gong to enjoy particularly favorable mining ratios next year and that’s a temporary thing. We’ll see those kind of revert back to normal levels in 2010 and beyond, so we’re getting a bit of a surge there.

We are bringing on some new deep mine capacity, some of that we’ve talked about before. EMC9 and deep mine 41, normal replacement mines, that sort of thing. But until some of those other mines exhaust we’re going to experience a bit of a bump there. And then we’re also brining on some new contractor production that had spaded off a little bit over the last six months and we’re gong to restore that to more normal operating levels.

So I think what you can expect is 2009 we’re going to experience a surge up to the 28 million ton range, but you can probably expect to see that back off a little bit in 2010 as some of these mines do exhaust themselves. And then your second question was, are we continuing to put as much coal in the met market as we can?

Shneur Gershuni	Yes?

Kevin Crutchfield	Could you help me out with the second part of your question again?

Shneur Gershuni	Basically you still have some uncontracted steam coal for 2009 and 2010. Was your plan basically to ship some of that into the met coal market if possible?

Kevin Crutchfield
We continue to try to optimize our portfolio to take advantage of what’s going on in the marketplace. The first thing we’ve got to do is take care of existing customer commitments. But in the past we had thought that the 40% range was probably our theoretical max, but as we’ve continued to blend and optimize and work through our purchase optimization programs we’ve been able to tweak that and I think the last quarter was about 44%. But yes, we’ll try to take advantage of the marketplace where the best margin opportunities are available, but yet take care of all of our customers as well.

Mike Quillen
As you can see, Shneur, we’ve got a pretty good cap on our forecasted purchase goal for 2009 between 3 and 5. So it’s a little early to tighten that number down. We obviously are raising it for this year. We started out this year on the low end of purchased coal and now we’re moving towards the higher end of tons on purchased coal. And it will be reflective on opportunities in the market.

Shneur Gershuni
Okay, great. If I can just have one last follow-up question. With respect to labor availability, that you weren’t seeing as much turnover just due to some of the incentive programs. I was wondering if you can talk about the general labor availability in the region itself. Are you seeing the surge in demand quiet off a little bit or are spots being filled both at your place and other mines as well, too? Or will this be a cost pressure for the next couple of years?

Mike Quillen
It is very, very tight particularly on the underground side. We started to experience, prior to our employee appreciation program, a movement back from last year where it’s somewhat moderated back towards the higher teens area.  After our program we’ve had some divisions reduce as much as 50% in turnover and companywide we’re down about 20% since our program went in and turned over.

But it’s extremely tight out there, particularly for your skilled positions and especially for your licensed foremen and supervisors. We don’t see that changing, probably in the next decade really, with what’s going to move out of the industry because of age. And some of the expansion plans that have been talked about within the industry, there’s just going to be a tremendous strain on labor availability for the foreseeable future.

Kevin Crutchfield
I would add that I think the production stats from the various regions of the United States bear out what Mike is saying very well. In the face of doubling, tripling, quadrupling of coal prices, you say what you want on a region-by-region basis. Some are down, some are up a little bit, but it’s been – especially in central Appalachia it’s been largely an elastic supply base. So I think, as Mike said, this problem is gong to continue to persist for a good while.

Shneur Gershuni
Is it fair to say though that if some of your competitors, friends in the neighborhood, start matching your incentive type programs or possibly exceeding them that you could have turnover tick up again given the outlook that you’ve described for labor availability?

Mike Quillen
It’s a competitive environment and of course that’s already happened. People, as we would, react to whatever you’re – and it’s going to vary a little bit by region to region. And you just have to – I think the benefit packages aren’t all that different between – particularly amongst the majors and the large independents. And therefore it becomes how you treat people, how they feel about your company, how you operate your safety programs. And the very large core is going to stay with you.

Obviously if an employee has an opportunity to move away from an evening shift to a day shift job or he can get an opportunity much closer to home because of driving distance, those two factors are very difficult to overcome with any benefit program. And the majority of them work for you because they like the Company probably (inaudible) in the benefit package.

Shneur Gershuni	Great, thank you very much.

Operator	Jorge Beristain, Deutsche Bank.

Jorge Beristain
My question was if the current deal that was announced this morning of affording to be taken over by Teck Cominco, does this change the face of the North American met coal industry in your view in terms of distribution? Or is it simply the lining up of two companies that were already jointly owning the asset? That’s my first question.

Then secondly, could you comment a little bit about the multiples on the deal? it seems that it was around for between $700 and $800 a metric ton for met coal, which seems much higher than the proposed Cliffs consideration for your metallurgical coal?

Mike Quillen
We of course got the release only an hour or so ago and we have not had a chance yet to delve into the metrics, but we actually have some people working on that right now to break it down into a variety of different parameters that we would look at to compare it. As far as impact on the production side, because of the way the ownership was between Elk Valley and [affording] it and Cominco – it’s probably not going to have a significant impact I think on the supply side going into the marketplace. I think it’s more everybody analyzing the financials of it.

That’s kind of a unique deal because of the existing ownership structure which they had.  So I’m not sure that is the perfect way to evaluate what a company’s worth is, even though we will study it and compare it to how we do our evaluations. But just haven’t had a chance yet. There’s been a waterfall of announcements this morning from China and Indonesia of their problems and then the fire at Nippon Steel that’s going to take out the coke ovens over there and there’s just been an avalanche of news this morning and that one came right at the end and we just haven’t had a chance to digest it yet in preparing for this call.

Jorge Beristain
Okay, that’s fine. And just my second question is would you say that the current spot numbers that you were quoting for — or I guess even realizations for thermal coal and met coal being north of the $300 a metric ton, are those indicative of where you see the contract market going in 2009?

Mike Quillen
Right now we currently think that that’s an indication, as we said, certain events could cause that number to even move forward because the supply/demand is so tight that you get another negative or two on the production side and there will be more pressure on that price to move forward.

And when we look at what could force those prices down there are limited things; we just don’t see any significant supply side coming out of Australia in excess of where they are in 2009, certainly recognize that there are limits on what’s going to come out of the United States on the port wise basis in terms of total volume.  China’s demand stays relatively in line with the projections that we see there. There’s just not a lot other than something happening to the overall economic steel business around the world that changes that. So yes, we’re very confident that those numbers are very reasonable now and potentially have opportunity to go higher.

Jorge Beristain	Okay, thank you.

Operator	John Hill.

John Hill
Great and congratulations on a standout result, everyone. I guess just to follow-up on Shneur’s question, just how representative in terms of specs are we on that $250 a ton met business recently signed up? And obviously you had similar price business that you did in the first quarter that you’re talking about and did talk about some of the specs on that material, so how representative is that $250? And I guess I’d ask the same question really about the $102 on the thermal side?

Mike Quillen
On the met side, actually the second quarter, the specifications were probably a little less than what our norm would be and less than what our domestic product that we contracted for in November of last year. So that was not what I’d call our super quality coal by any stretch of the imagination. That would be on the lower end 9 ash plus – more similar to what the Australians ship than what we historically have sent out of the

United States, say around 6 ash (inaudible). That would be on the lower end of the premier coking coals that we have the ability to sell.

And obviously as you can see and are aware of, we can take our hard coking coal that has very strong solidity and strong coke strength and blend with it to meet the customer’s specifications which he’s willing to accept and pay those numbers for us. So that’s demonstrated in our volume going up because we don’t have a coke stretcher out here in the back parking lost where we make additional ton, we’re actually doing that by blending. And it’s because those specifications have actually lightened a little bit.

Over on the steam side, that’s primarily 12.5 – around 1%, actually a little bit higher than 1% steam coal, less than 1.5, but probably on average somewhere around 1.1, 1.2 sulfur and 12.5 to 12.7 Btu.

John Hill
Great, thanks for that color. And one subject, which I suppose is a relatively minor one, but hasn’t gotten a lot of play in all the headlines is Gallatin lime. Could you just provide us an update of what’s going on there and how we are progressing?

Kevin Crutchfield
John, this is Kevin. We continue to ramp up Gallatin. I think as we indicated on the last quarter’s discussion, we had some startup issues that we continue to work through and established the Gallatin facility as running to the standard that we expect. What we have done is decided, at least for the time being, to hold off on building out the second kiln until we have a clear picture on the fact that we can run this thing and operate it effectively. I think we will go ahead and do that, but we are liable to push that into 2009 as opposed to initiating that project this year. But it is showing significant signs of stabilization and running the way we expected it to out of the gate.

John Hill	So no new negatives, just still working through the same issues?

Kevin Crutchfield
Yes, look, it goes to show you, it involves processing, which we are actually pretty good at, an aspect of mining, sales and that sort of thing, but it is a new business for us and it is just taking a little longer than we had initially anticipated to get our arms around it. But we see light at the end of the tunnel and think it is going to be fine.

John Hill	Great perspective, great results. Thanks, everyone.

Operator	Luther Lu.

Luther Lu	Good morning, guys. Great results. I want to ask you in terms of the guidance, what kind of a met coal assumption did you use for 2009?

Mike Quillen	You mean in terms of quality? I’m not sure I understand.

Luther Lu	For the EBITDA guidance of 1.7 to 2.1 (inaudible) billion, what kind of a met coal assumption in terms of price assumption did you use?

Mike Quillen
Well, we’re not going to give that out yet. You can do some calculations on that and, again, we’re talking about around almost 13 million tons of met goal is what we’re looking at in the 2009 forecast. And the reason we don’t want to be that specific about that is certainly negotiations are going on right now, we’re in July talking about a lot of business that’s going to be active on April 1st. And it’s a little bit premature for us to put a number out on the wall.

But the numbers that we sell at now are not unreasonable to think of as a base, we just think there’s additional opportunity out there. And the negotiating season, as we’ve said in other public forums, has already started. The international people are here much earlier, they’re actually here now in the United States. So that’s going on and we’ll see where this goes.

I think what most companies would do both on steam and met, you’re going to layer in some things at the pricing you have and maybe not put everything out to contract this early in the year. We did that last year in the domestic business and certainly left a lot of money on the table for our US met coal. So we’ve got a plan going forward now how we’re going to do that and that number is going to be say starting in the range you’re seeing, but we don’t yet know where the cap is on that.

Luther Lu
Okay. And I just wanted to get a sense of the market. How many million tons of steam coal do you think is being switched into the met market this year and how many more is going to be switched into the met market next year?

Mike Quillen
I don’t know anybody who would know that number particularly. It’s primarily going to be specific coals coming out of known seems and known geographic regions like from Southwest Virginia and Southern West Virginia, a little bit in Pennsylvania. I think the one that probably could change the magnitude of that number is how much of the Pittsburgh eight actually gets moved over and then is it met coal or is it PCI.

So that’s a statistic that’s hard. I don’t think it’s irrational to think that there’s probably an extra 10 to 20 million going export that would normally maybe have been steam going forward, but a lot of that is going to come back to how much we can squeeze out of the ports in the United States for ‘08 and ‘09. But I just don’t know how you would ever come up with that number.

Luther Lu	Okay.

Mike Quillen	(multiple speakers) – there’s no question between that, we’re seeing right now met exports and thermal exports are up about plus 55% through June and imports are down 6%. So you’re seeing a significant impact on East Coast pricing because of that, even though you’ve got a 1 billion ton steam industry and a 100 million ton met and industrial side, you’re seeing a lot of influence from the thermal going to met and then actually — then you throw in another 13 million to 14 million tons that have already gone out thermal this year export, so it’s having an impact.

Luther Lu	Okay.

Mike Quillen	All we need is a really hot summer and then to go into a cold winter and we’ll be in good shape.

Luther Lu
Okay. One more question. You said – Kevin, you mentioned that you hedged a roof (inaudible) for the second half of the year, but I saw that your steel producers keep on passing the surcharges. How do you manage hedging that roof cost?

Kevin Crutchfield
That’s a good point, Luther. We actually hedged our diesel for the back half of the year. There’s really no instrument to hedge, other than just a physical position, your steel associated with risk support. We’ve locked in the base supply contracts, that doesn’t absolve you of receiving surcharges in the mail from time to time. And those continue to bounce all over the board. Our sense is that we might see some moderation for the second half of the year, but it’s probably a little too early to predict that.

Luther Lu	Okay. Great, thank you.

Operator	Jim Rollyson.

Jim Rollyson	Good morning, guys. Great quarter. Mike, thoughts on — if you look at the thermal markets and you look at the met coal markets, which one do you think has the most sustainability in your opinion?

Mike Quillen
That’s an interesting question.  I want to answer that philosophically rather than even to attempt to think I could be finite with that. But I’m going to see steam. And the reason I say that, if you look out over 20 years, you look at history, you’ve seen on the steel side coming back to the met side, you’ve seen ups and downs over the years, we’re seeing the longest run of positive pricing on steel that we’ve probably ever seen.

But when you look historically at the steam side it’s pretty much grown at 1.5% to 2.5%. And electricity demand, every year it’s pretty much been a US market, but we’re seeing strong pull from international now. So I think as far as predictability you’re going to see the demand being much more consistent, it’s like a straight line on steam, and you’re going to see some up and down in the met as you go forward.

And both of those statements are based on not even a material change in the supply side on either one of those products that would cause that. I think basically you’re just going to see the demand is going to be economic driven and the supply is going to be constrained by all the issues we continue to talk about.

Jim Rollyson
Excellent. Thanks for that answer. Your incentive compensation programs which obviously hit the SG&A line this quarter, is that an ongoing thing? Should we expect SG&A to kind of stay at higher levels or were there some one-time things in there?

Mike Quillen
There’s both.  There’s a variety of different programs, but I’d tell you, that’s not a dollar spent that we have any regret for. In fact, we hope that all of our employees max out in that. But we had about a — the $10 million — well, $4 million of that was a stock award which is a one-time. And then we have safety bonuses, attendance bonuses, we have production bonuses tied into that. So those are ongoing.

But the big chunk of that will be in this quarter and then you’ll see significantly less for the next. But we don’t begrudge anybody that. I hope they max out on every one of those because if anybody deserves to be rewarded in this market it’s our employees.

Jim Rollyson	Absolutely. And then just lastly, are you guys expecting the converts to get converted?

David Stuebe	This is Dave. We don’t have any expectations that the holders will convert those until the term of those instruments.

Jim Rollyson	Okay. Thanks, guys. Again, a great quarter.

Operator	Mark Parr.

Mark Parr
Thanks very much. Good morning, I’m relatively new to this industry and I was wondering, Mike, if you or one of your team could comment on potential bottlenecks. I know you had mentioned availability of dock space and rail infrastructure; with the export momentum as strong as it is right now is the infrastructure available to grow that much more heading into next year?

Mike Quillen
Not really. When you look at the known coal ports in basically Baltimore, Hampton Roads and Mobile, they have nameplate capacity, but what we’ve seen versus the highs that they hit say in the ‘90s is we’re shipping a variety of different coals. And when you have a ground storage space or rail capacity but you’re using that up for different qualities you lose storage space and it cuts your capacity to do multiple quantities of different qualities of coal going out.

We were just doing one, for example, [BPA] which we own 42% of, if we were just doing one product out of there we could probably push 20 million tons through that facility which we have done in the past. Where practically now we’re moving up, we’re in 12 million or 13 million, we might can get that up if we can reduce the number of shipment qualities going out of there, but it’s limited in what we can do. And all the ports are like that.

You go back to the hey day when we were doing close to 100 million probably out of the United States and you’ve got a situation where Charleston did some and Savannah – some of the smaller ports tried to handle that. I think most of those handling facilities have gone away now.  So it’s pretty much limited to the Hampton Roads, Baltimore and Mobile. And we’re going to push I think as an industry to get some more out of there, but there’s definitely a maximum that’s going to go out of there without some infrastructure capital improvements.

Kevin Crutchfield	Mark, is your question related also to the supply-side constraints or just the export constraints?

Mark Parr
Certainly I’d be interested in talking about that as well. But is just seemed like from a near-term perspective — I mean if you don’t have the dock capacity and you don’t have the rail capacity, I mean you could end up making some big piles of coal outside a mine, but nowhere to push them.

Kevin Crutchfield
I think the general consensus was that ‘08 we might hit the — 60 million to 80 million was kind of the initial number of exports. Based on the numbers Mike gave out a few minutes ago we’re on pace to peg 80 million. I wouldn’t be surprised to see it go beyond that. I think the conventional wisdom is that we can probably optimize this thing without a whole lot of additional CapEx at about maybe 100 million tons of export. But anything beyond that is going to take some substantial capital expenditures, perhaps even new ports to go much beyond 100 million tons.

Mike Quillen
An interesting phenomenon that a lot of people don’t think about that we have to monitor is starting right now through about late September, early October you have a significant amount of container trade coming into the United States moving itself into the interior for Christmas going to the Wal-Marts, the Lowe’s and Home Depot and Toys “R” Us and then takes up capacity in the pipeline. We’re pushing coal freight trains in the other direction.

But the railroads kind of got caught with that a couple years ago. I think they’re probably going to do a better job this year of keeping that pipeline open going in both directions. But then we add the corridor project where they were raising the tunnel.

So there are some infrastructure issues out there that have to be managed, but I expect the railroads are very cognizant and working on plans for all that right now. But it is a factor. There’s going to be more water coming down the pipeline from containers over the next three or four months than we would have the rest of the year.

Mark Parr
Okay. That’s really helpful. If I could ask just one more question, and this is strictly a theoretical one. I was just curious, your company has done such a good job of being able to market its blending technology or utilize blending technology to maximize the value of your coal assets. And I was wondering if you could talk a little bit about what having Pinnacle available to you would — what theoretically could that do from a blending perspective as far as further enhancing your asset-base?

Mike Quillen
I can’t specifically go to that asset, but let me try a theoretical then. If we pick up a strong coking coal from anywhere, whether we purchase it or out of mine or get an acquisition, if that’s a baseload coal that has strong coking characteristics, then we can stretch that a little bit further.

And particularly if you take a mine that’s been historically run for a steel company at 5 or 6 ash and you can put those kinds of coals into the met market for a 9 ash, you’ve had an opportunity for an asset like that you can enhance it. That’s something our people are excellent at doing and we look for those opportunities all the time.

Mark Parr	Would you say that the 44% that you’re running at right now is fully optimized or is there more upside to that?

Mike Quillen
Well, every time I’ve answered that question in the last year I’ve been wrong, so I’m not going to say anymore that it’s optimized. We thought maybe the cap was 40 — we said 38 and then we said 40 and then we hit 44. So the market is out there, our people are going to try to find a way to do it. But we certainly want to say that we’re going to honor our existing contracts and in particular our steam customers first. Those commitments will be made. We’re limited in how far we can stretch it, but we’re going to make those commitments and fulfill them.

Mark Parr	Thank you very much for the color. Congratulations on the great results.

Operator	Mark Liinamaa.

Mark Liinamaa
Regionally you’ve commented that you don’t have any production at risk because of permitting issues, other than just trucking it a little bit more. Can you comment on what you see around the Central Appalachian region, how much production could be at risk?

Mike Quillen
We obviously don’t have a number on that. We, like you, monitor what other people have said and our experience in the industry. So there’s going to be some impact. Obviously a lot of the — the reason we can do it and others don’t have some of that opportunity is we’re buying in a lot of remining areas where we’ve got old high wall and areas that we can dispose of material. Certainly we’d like to have some virgin property to mine where we have a real process, but most of the places we mine we have old mining around us that we can take the dirt, if we can’t put it into valley fill we can take it to an old high wall and cover that.

So it gets kind of specific to — the ones that will be restricted first will be the ones that are mined and operators that don’t have anywhere other than valley fills to put it in. Because when you break over burden [inert], it’s going to swell. Depending on the percentage of say sandstone it’s going to be 20% to 35% more material to dispose of than if you put it back right against where you took it out of.

So that’s our advantages. We have old mining sites to put it on and everyone that’s in that situation will see an increase in cost but may not lose as much. If you’re on a great big mountaintop and you don’t have anywhere to put it that’s going to get to be a bigger issue.

Kevin Crutchfield
Mark, this is Kevin. Let me see if I can add a little additional color to what Mike said. When you think of central Appalachia, let’s just leave it isolated for a moment, think of it as about a 240 million ton basin. My numbers might be a little stale, but nearly half, maybe 45% of that comes via surface mining. And if you’re in the surface mining business and Chambers is not overturned it’s just a matter of time before you are going to have issues.

But what we’re seeing is it’s just going to provide a constraint on production because you have to change the way you attack these reserve bases in a way that is suboptimal compared to the way we used to do it. So I think near term you’re not going to see much of a production shortfall, but what it does is it just creates the prospect that it’s going to take longer to get permits.

And instead of it might be a 6 million ton mountaintop permit you might have to turn it into a 4 million ton mountaintop permit or something like that. So I think long-term what it will do if Chambers, for example, is not overturned, it’s just going to place an additional constraint on Central App production.

Mark Liinamaa
Okay, thanks for that. And on some of the other calls in the industry this earnings season there’s been a lot of discussion about PRB backfilling as is some of coal out of Central App in the East in general gets exported. Are you seeing any of that sort of activity?

Mike Quillen
In all honesty we’re not seeing much of that. I think maybe some of that is going up west of the Mississippi River up into the Great Lakes and the Midwest and probably maybe some of the coal that would come out of Northern or Central App and gone in that direction might be backfilled. But we really haven’t seen a significant increase in western coal in the last year coming into our markets.

Mark Liinamaa	Thanks very much, guys.

Operator	Jeremy Sussman.

Jeremy Sussman
Good morning and congratulations. I guess first question, given your ownership in BPA you probably have a better sense than most on the export situation. So where could we see total exports next year, say both met and thermal? And can we get to maybe the 100 million ton level in the next couple years?

Mike Quillen
That’s kind of a practical limit. We see it on the infrastructure right now I don’t think that’s going to change a lot from ‘08 to ‘09. Nobody to my knowledge has announced any great expansion plans on port capacity, maybe Norfolk Southern is working on some things that appear five and six but nothing really dramatic.

You go back a year ago, we were talking about spending capital dollars to make making DTA an import facility. So there’s physical opportunity to do that, it’s just a matter of making that commitment. And maybe this thermal market will drive some of us that are port owners to look at that. But I don’t see that changing in ‘09 to specifically answer your question.

Jeremy Sussman
Great. And then I guess on met coal, two things. I guess first, you obviously indicated that negotiations have been ongoing — are earlier than normal this year. So how do you see that playing out in light — in terms of US steel buyers versus international steel buyers given that the US guys are likely going to have to absorb a much higher increase? And then the second thing would be, in terms of the near-term risks to pricing, I mean do you see a slowdown in China as being a bigger risk or say more supply let’s say out of Australia?

Mike Quillen
On that first one, certainly the US coke producers and steel companies did a good job last year getting the business closed and before we saw this dramatic run up because of the events with the snow in China and the rain in Australia. So they will have to obviously address that as they look at their ‘09 calendar year business. But it’s going to be a different year, there’s no question about that.

Normally they do get their business done before the international consumers get real active, but that’s not going to happen this year just by what we’re seeing today. We know that the internationals are here, they’re interested, they’re looking for April ‘09 business which will push the domestic guys to also start thinking about theirs earlier than the fall.

So from our side it’s going to be a better situation to have more competition early in the year rather than having two different negotiating sessions like we’ve historically had with the domestic guys in the international (inaudible), that becomes a timing issue. This year everybody is going to be after the tons.

On the China question, no, really the way we look at it right now we see a Pacific basin, an Atlantic basin, and certainly if China were to significantly move away or particularly turn around and become an exporter instead of an importer, that would eventually have a worldwide impact and eventually we would see Australia tons coming back to the Eastern Europe and the Atlantic basin.

But right now I guess if we were going to worry about something we would more be concerned if there was an economic downturn in either Western Europe — significant downturn in Western Europe or say South America, Brazil in particular. It would probably have a more immediate impact on us than China. But China certainly is the 300 pound gorilla. They’re going to — however they go is going to direct commodities worldwide on everyone.

Jeremy Sussman	Great. Well, thank you very much for the color.

Operator	Michael Dudas.

Michael Dudas	Gentlemen, you’ve done a great job answering the questions. I’m all set. Thank you very much and good luck with the transaction.

Operator	Justine Fisher.

Justine Fisher
The first question that I had is a follow-up to the question of PRB coal backfilling. And another coal company that also reported this morning noted on their conference call today that they’re not really seeing that much inquiry from eastern utility buyers of thermal coal and that the activity has slowed down.

So I’m wondering, first of all, what you guys are hearing from the utilities on just inquiry generally right now. And then second of all, are you guys hearing any commentary from the utilities to the coal companies saying — to the Eastern coal companies saying if you guys sell your coal abroad, we will just go buy PRB coal? Because it sounds like some of the coal companies are saying, well, if you guys don’t buy our coal at high prices, we will just go and export it. So are you hearing any of that type of that retaliatory, for lack of a better term, commentary from the utilities?

Mike Quillen
Let me go back to the first one, and I can’t say we are seeing any significant. Now what happened, and maybe that’s what the — and I don’t know who — well, obviously we’ve been on this call and I’m not sure who talked this morning, we’ll see that later. But there was a flurry of solicitations came out in say in the February/March range. An awful lot of people came out at one time and probably an inordinate amount, and I think that’s when you saw the pricing move from the say $45 to $55 range up into the $90 to $100 range people are seeing in the marketplace today.

So maybe we’re not — at one time there, we probably got 10 or 12 solicitations, and we all responded to them. But there is still — normal, I would say there is normal activity. I’m looking at that being a little bit unnormal (sic) where this is – we are in a normal season when contracts run out and people are back out looking for it.

So my gut feeling is I don’t see any real difference in what we are seeing other than that flurry that came out. When the prices started to move, everybody came out at one time there. But a lot of those didn’t react and now are still out in the marketplace looking for tons.

In any negotiations, you’re going to have people take different tactics, I mean whether you are quoting a Nymex or the ARA or whatever you are doing.  But I haven’t, on any of our sales calls, have not heard one of our salesmen say that when we start talking about pricing, they say, well, we will buy PRB coal if you guys are going to go for a higher price offshore.

Now we are not doing any thermal coal right now. We are taking the maximum capacity we can for our export, and our quality is going metallurgical. But again, as we said, there has been about 13 million, 14 million tons go out of the United States, which in effect is not a very big percentage versus a 1 billion ton industry. So to answer specifically, I’m not aware of anything.

Kevin, are you? Has anybody actually made a comment like that?

Kevin Crutchfield	No, no. There has been a lot of talk about it, but we haven’t seen it followed up by any discernible actions.

Mike Quillen
I don’t think anything has changed in PRB coming West. I think the thing that really continues to influence that is the quality, the handling characteristics of that goal, particularly with its moisture and its fineness. And then you still have the issues of the railroads. The freight rate is a significant component that is always going to go into that PRB.

And then you have the last thing is that if you are shipping a western railroad to an eastern utility, you want your cars back to maximize the use of that infrastructure, that capital asset. And if you’ve got a lot of activity going on on your eastern railroad, maybe their first priority is not to turn those cars around.

So a lot of factors go into that, but when you just do the straight math, it’s the prices that the East is paying for coal, you can make it an argument that 8400, 8800 BTU PRB coal should more than be coming this way. So, obviously, these other factors do have a big influence on the purchasing guys, even though in a negotiation that is going to be a factor they are going to point from, from their standpoint.

Justine Fisher	Thank you for that answer; that was very detailed. Then did you guys — I may have missed it earlier. Did you give a number of total tons you expect to export in ‘09?

Mike Quillen
We haven’t broken that down to export. This year we are around 70% export; don’t really — again, with the domestic guys and the international guys this year basically competing against each other, we will see if that changes and report on it. But right now in our existing number, 70%, and I don’t have a reason to think that would change since the market is what it is between the US consumer and the international consumer.

In any negotiations, you’re going to have people take different tactics, I mean whether you are quoting a Nymex or the ARA or whatever you are doing.  But I haven’t, on any of our sales calls, have not heard one of our salesmen say that when we start talking about pricing, they say, well, we will buy PRB coal if you guys are going to go for a higher price offshore.

Now we are not doing any thermal coal right now. We are taking the maximum capacity we can for our export, and our quality is going metallurgical. But again, as we said, there has been about 13 million, 14 million tons go out of the United States, which in effect is not a very big percentage versus a 1 billion ton industry. So to answer specifically, I’m not aware of anything.

Kevin, are you? Has anybody actually made a comment like that?

Kevin Crutchfield	No, no. There has been a lot of talk about it, but we haven’t seen it followed up by any discernible actions.

Operator	This concludes today’s conference call. You may now disconnect.